UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

RAIT Financial Trust

(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Henry C. Herms

Almanac Realty Investors, LLC

1251 Avenue of the Americas, 44th Floor

New York, NY 10020

(212) 403-5413

with a copy to:

Arnold S. Jacobs, Esq.

Proskauer Rose LLP

Eleven Time Square

New York, NY 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	749227609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARS VI Investor I, LLC 46-1084410
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,972,400
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,972,400
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON* OO

*	(SEE INSTRUCTIONS)

CUSIP No.	749227609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Almanac Realty Securities VI, L.P. 45-3321596
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,972,400
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,972,400
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON* PN

*	(SEE INSTRUCTIONS)

CUSIP No.	749227609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Almanac Realty Partners VI, LLC 45-3321324
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,972,400
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,972,400
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON* OO

*	(SEE INSTRUCTIONS)

CUSIP No.	749227609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew W. Kaplan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,972,400
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,972,400
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON* IN, HC

*	(SEE INSTRUCTIONS)

CUSIP No.	749227609

Item 1 – Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, par value $0.03 per share (the “Common Shares”) of RAIT Financial Trust, a Maryland trust (the “Issuer”), having its principal executive office at 2929 Arch Street, 17th Floor, Philadelphia, PA, 19104.

Item 2 – Identity and Background.

(a)	This Schedule 13D is being filed by Almanac Realty Securities VI, L.P., a Delaware limited partnership (the “Fund”), Almanac Realty Partners VI, LLC, a Delaware limited liability company and the general partner of the Fund (the “GP”), ARS VI Investor I, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Fund (the “Investor”) and Matthew W. Kaplan, an individual and the managing member of the GP (“Mr. Kaplan”). The Fund, the GP, the Investor, and Mr. Kaplan are collectively referred to as the “Reporting Persons,” and each is a “Reporting Person.” The officers of the GP and the Investor are as follows (each, an “Officer”): Matthew W. Kaplan (President of the GP), John D. McGurk (Vice President of the GP), D. Pike Aloian (Vice President of the GP), Andrew M. Silberstein (Vice President of the GP and President of the Investor) and Henry C. Herms (Chief Financial Officer of the GP and Treasurer of the Investor).

(b)	The principal business address of the Reporting Persons and each Officer is c/o Almanac Realty Investors, 1251 Avenue of the Americas, 44th Floor, New York, NY, 10020.

(c)	The principal business of the Fund is to serve as a private investment vehicle. The principal business of the GP is to serve as the general partner of the Fund. The Investor was formed solely for the purpose of effecting the transactions contemplated by the Purchase Agreement (as defined below) and has not engaged in any activities except in connection with these transactions. The principal occupation of Mr. Kaplan and each Officer is investment management.

Mr. Kaplan is the managing member of the GP responsible for making investment decisions with respect to the Fund and, as a result, Mr. Kaplan may be deemed to control such entities. Accordingly, Mr. Kaplan may be deemed to have a beneficial interest in the Common Shares by virtue of his indirect control of the Investor’s, the Fund’s and the GP’s power to vote and/or dispose of the Common Shares. Mr. Kaplan disclaims beneficial ownership of the Common Shares except to the extent of his pecuniary interest, if any, therein.

(d),(e)	None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any Officer has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows:

Fund: Delaware limited partnership;

GP: Delaware limited liability company;

Investor: Delaware limited liability company; and

Mr. Kaplan: Citizen of the United States of America.

Each Officer is a Citizen of the United States of America.

Item 3 – Source and Amount of Funds or Other Consideration.

On October 1, 2012 (the “Signing Date”), the Issuer and certain subsidiaries of the Issuer entered into a Securities Purchase Agreement with the Investor (the “Purchase Agreement”). Under the Purchase Agreement, the Issuer is required to issue and sell to the Investor on a private placement basis from time to time during a period of up to two years, and the Investor will be obligated to purchase from the Issuer, for an aggregate purchase price of $100.0 million (the “Total Commitment”), certain securities, including warrants to purchase Common Shares (the “Warrants”). The Warrants are exercisable immediately upon issuance and terminate on the earlier of the 15th anniversary of the Signing Date or 30 days following receipt by the Investor of the notice, or, if later, the occurrence, of a defined change of control. The exercise price of the Warrants is $6.00 per Common Share, subject to adjustment as provided in the Warrant Agreements (as defined below). The obligation of the Investor to purchase the Warrants and related securities under the Purchase Agreement is subject to customary closing conditions and terminates if any defined draw down termination event occurs.

A first draw down under the Purchase Agreement occurred on October 17, 2012 (the “First Draw Down”). At the First Draw Down, the Investor paid $20.0 million of the Total Commitment, of which $1,837,200 was allocated to the Warrants, and the Issuer issued 1,986,200 Warrants to the Investor.

A second draw down under the Purchase Agreement occurred on November 15, 2012 (the “Second Draw Down”). At the Second Draw Down, the Investor paid $20.0 million of the Total Commitment, of which $1,837,200 was allocated to the Warrants, and the Issuer issued an additional 1,986,200 Warrants to the Investor.

The funds used for the acquisition of the Warrants issued at the First Draw Down and the Second Draw Down came from the working capital of the Investor, which in turn was obtained from capital contributions from the limited partners of the Fund.

No borrowed funds were used to purchase the Warrants.

The description of the Purchase Agreement and Warrants herein is a summary and is qualified in its entirety by the terms of the Purchase Agreement and the Common Share Purchase Warrants, dated October 17, 2012 and November 15, 2012, between the Issuer and the Investor (collectively, the “Warrant Agreements”). The Purchase Agreement was previously reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2012 and is incorporated herein by reference. The Warrant Agreements were previously reported in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012 and November 21, 2012, respectively, and are incorporated herein by reference.

Item 4 – Purpose of Transaction.

Item 3 is incorporated herein by reference.

The Warrants were issued pursuant to a private placement exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated by the Securities and Exchange Commission thereunder.

Under the Purchase Agreement, commencing on the First Draw Down and for so long as the Investor and its affiliates who are permitted transferees collectively continue to own at least 10% of the outstanding Series D Preferred Shares (as defined in the Purchase Agreement) or Warrants and Common Shares issued upon exercise of the Warrants representing at least 5% of the aggregate amount of Common Shares issuable upon exercise of the Warrants actually issued, the Issuer’s Board of Trustees will include one person designated by the Investor. This right is held only by the Investor and is not transferable by it. At the First Draw Down, the Investor designated Andrew M. Silberstein to the Issuer’s Board of Trustees.

Additionally, whenever dividends on the Series D Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive), the holders of Series D Preferred Shares shall be entitled to elect one additional Trustee to the Issuer’s Board of Trustees, separately from any similar right of any other preferred securities of the Issuer to appoint an additional Trustee to the Board.

The Issuer and its subsidiaries are subject to certain covenants under the Purchase Agreement in defined periods when the Investor and its permitted transferees have defined holdings of the securities issuable under the Purchase Agreement. These covenants include defined leverage limits on defined financing assets. The covenants also include an agreement by the Issuer not to declare any extraordinary dividend except as otherwise required for the Issuer to continue satisfying the requirements for qualification and taxation as a real estate investment trust. An extraordinary dividend is defined as any dividend or other distribution (a) on Common Shares other than regular quarterly dividends on the Common Shares or (b) on the Issuer’s preferred shares other than in respect of dividends accrued in accordance with the terms expressly applicable to the Issuer’s preferred shares.

The Reporting Persons acquired the securities for investment purposes only. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. The Reporting Persons do not presently plan to pursue any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D, other than to the extent of their obligations under the Purchase Agreement.

Item 5 – Interest in Securities of the Issuer.

(a),(b)	According to certain representations and warranties of the Issuer contained in documents delivered to the Investor at the Second Closing, as of November 15, 2012, there were 49,913,142 issued and outstanding Common Shares. After giving effect to the issuance of the securities at the First Draw Down and the Second Draw Down, the Reporting Persons have reason to believe that there are 49,913,142 issued and outstanding Common Shares.

The Fund reports beneficial ownership of 3,972,400 Common Shares, representing 7.4% of issued and outstanding Common Shares.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,972,400 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,972,400 shares of Common Stock.

The Fund specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The GP reports beneficial ownership of 3,972,400 Common Shares, representing 7.4% of issued and outstanding Common Shares.

The GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,972,400 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,972,400 shares of Common Stock.

The GP specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

The Investor reports beneficial ownership of 3,972,400 Common Shares, representing 7.4% of issued and outstanding Common Shares.

The Investor has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,972,400 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,972,400 shares of Common Stock.

The Investor specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

Mr. Kaplan may be deemed the beneficial owner of 3,972,400 Common Shares, representing 7.4% of issued and outstanding Common Shares.

Mr. Kaplan has the sole power to vote or direct the vote of 3,972,400 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has sole power to dispose or direct the disposition of 3,972,400 shares of Common Stock; and has shared power to dispose or direct the disposition 0 shares of Common Stock.

Mr. Kaplan specifically disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

(d)	No person other than the Reporting Persons and the limited partners of the Fund is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported in this Schedule 13D.

(e)	Not applicable.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 are incorporated herein by reference.

On the Signing Date, the Issuer and the Investor entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to register the Common Shares issuable upon exercise of the Warrants. The Registration Rights Agreement was previously reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2012 and is incorporated herein by reference.

As the First Closing, the Issuer issued 1,347,133.4 Common Share Appreciation Rights (“SARs”) to the Investor. At the Second Closing, the Issuer issued an additional 1,347,133.4 SARs to the Investor. The SARs were previously reported on the Issuer’s

Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012 and November 21, 2012, respectively, and are incorporated herein by reference.

Item 7 – Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement dated November 21, 2012, between the Fund, the GP, the Investor and Mr. Kaplan.

Securities Purchase Agreement dated October 1, 2012 by and among the Issuer, RAIT Partnership, L.P., Taberna Realty Finance Trust, RAIT Asset Holdings IV, LLC and the Investor, reported as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2012.

Registration Rights Agreement dated as of October 1, 2012 by and between the Issuer and the Investor, reported as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2012.

Common Share Purchase Warrant No. 1 dated October 17, 2012 issued by the Issuer to the Investor, reported as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012.

Common Share Appreciation Right No. 1 dated October 17, 2012 issued by the Issuer to the Investor, reported as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012.

Common Share Purchase Warrant No. 2 dated November 15, 2012 issued by the Issuer to the Investor, reported as Exhibit 4.1 to the Issuer’s Report on Current Form 8-K filed with the Securities and Exchange Commission on November 21, 2012.

Common Share Appreciation Right No. 2 dated November 15, 2012 issued by the Issuer to the Investor, reported as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2012.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 21st day of November, 2012.

Almanac Realty Securities VI, L.P.

By: Almanac Realty Partners VI, LLC, its general partner

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

Almanac Realty Partners VI, LLC

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

ARS VI Investor I, LLC

By:	/s/ Henry C. Herms
Name:	Henry C. Herms
Title:	Treasurer

/s/ Matthew W. Kaplan
Matthew W. Kaplan

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of RAIT Financial Trust.

EXECUTED this 21st day of November, 2012.

Almanac Realty Securities VI, L.P.

By: Almanac Realty Partners VI, LLC, its general partner

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

Almanac Realty Partners VI, LLC

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	Managing Member

ARS VI Investor I, LLC

By:	/s/ Henry C. Herms
Name:	Henry C. Herms
Title:	Treasurer

/s/ Matthew W. Kaplan
Matthew W. Kaplan